Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form F-10 (No. 333-225539) (the “Registration Statement”) of Gold Standard Ventures Corp. of our reports dated March 26, 2020, relating to the consolidated financial statements of Gold Standard Ventures Corp., and the effectiveness of internal control over financial reporting for the year ended December 31, 2019 which appear in the Company’s Annual Report on Form 40-F incorporated by reference in the Registration Statement.

/s/ Davidson & Company LLP

Vancouver, Canada	Chartered Professional Accountants

April 17, 2020